                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                AMENDMENT NO. 8
                                      to
                                  SCHEDULE TO
                                (Rule 14d-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                 Courtyard by Marriott II Limited Partnership
                           (Name of Subject Company)

                              CBM II Holdings LLC
                             CBM Joint Venture LLC
                         Marriott International, Inc.
                              MI CBM Investor LLC
                       Rockledge Hotel Properties, Inc.
                           Host Marriott Corporation
                              Host Marriott, L.P.
                     (Names of Offerors and Other Persons)

                    Units of limited partnership interests
                        (Title of Class of Securities)
                                     None
                     (CUSIP Number of Class of Securities)

         W. Edward Walter                              Ward R. Cooper
 Rockledge Hotel Properties, Inc.               Marriott International, Inc.
       10400 Fernwood Road                              Dept. 52/923.23
     Bethesda, Maryland 20817                         10400 Fernwood Road
          (301) 380-9000                           Bethesda, Maryland 20817
                                                        (301) 380-3000
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                               ------------------
                                   Copies to:

           J. Warren Gorrell, Jr.                          David G. Pommerening
             Bruce W. Gilchrist                           O'Melveny & Myers LLP
             Hogan & Hartson LLP               Columbia Square, 555 Thirteenth Street, N.W.
Columbia Square, 555 Thirteenth Street, N.W.           Washington, D.C. 20004-1109
         Washington, D.C. 20004-1109                          (202) 383-5300
               (202) 637-5600

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    |X|  third-party tender offer subject to Rule 14d-1.
    |_|  issuer tender offer subject to Rule 13e-4.
    |X|  going-private transaction subject to Rule 13e-3.
    |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  TENDER OFFER

         This Amendment No. 8 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 11, 2000, as amended (as so amended, the "Schedule TO") in connection with an offer by CBM II Holdings LLC, a Delaware limited liability company (the "Purchaser") and an indirect, wholly owned subsidiary of CBM Joint Venture LLC (the "Joint Venture"), a Delaware limited liability company that is a joint venture between MI CBM Investor LLC ("MI Investor"), a Delaware limited liability company and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Marriott International"), and Rockledge Hotel Properties, Inc., a Delaware corporation ("Rockledge"), to purchase (the "Purchase Offer") all outstanding units of limited partnership interest (the "Units") in Courtyard by Marriott II Limited Partnership, a Delaware limited partnership (the "Partnership"), other than Units owned by the Partnership's general partner, for $147,959 per Unit, or a net amount per Unit of approximately $119,000 after payment of court-awarded attorneys' fees and expenses (or a pro rata portion thereof) in cash, upon the terms and subject to the conditions set forth in the Purchase Offer and Consent Solicitation dated August 7, 2000, the Supplement thereto dated September 25, 2000 and the related Proof of Claim, Assignment and Release (collectively, the "Purchase Offer and Consent Solicitation"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Purchase Offer and Consent Solicitation.


ITEM 4.  TERMS OF THE TRANSACTION.

         The information previously provided in response to this Item 4 is hereby amended and supplemented to include the following information:

         The Purchaser has extended the Purchase Offer to 5:00 p.m., New York City time, on Thursday, October 19, 2000. The Purchase Offer had previously been scheduled to expire at 5:00 p.m., New York City time, on Monday, October 16, 2000.

         The condition to the Purchase Offer and the Merger that the Courtyard by Marriot Limited Partnership ("CBM I") merger and certain amendments to the CBM I limited partnership agreement be approved by the CBM I unitholders has been satisfied. In addition, holders of less than 10% of the outstanding units of limited partnership interest in CBM I have opted out of the Settlement, satisfying another condition to the Purchase Offer and the Merger.

         On October 17, 2000, Marriott International and Rockledge issued a joint press release with respect to the foregoing matters. A copy of this joint press release is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.


ITEM 12. MATERIALS TO BE FILED AS EXHIBITS, INCLUDING MATERIALS TO BE FILED PURSUANT TO SCHEDULE 13E-3.

         Information previously provided in response to this Item 12 is hereby amended and supplemented to include the following exhibits:

         (a)(11)   Joint Press Release issued on October 17, 2000.

                                   SIGNATURES


         After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:    October 17, 2000             CBM II HOLDINGS LLC
                                      By: CBM Mezzanine Borrower LLC
                                          By:  CBM Joint Venture LLC

                                          By:  Rockledge Hotel Properties, Inc.


                                          By: /s/ W. Edward Walter
                                             ----------------------------------
                                              Name: W. Edward Walter
                                              Title: Vice President


                                          By: MI CBM Investor LLC


                                          By: /s/ Carolyn B. Hanlon
                                             ----------------------------------
                                              Name: Carolyn B. Hanlon
                                              Title:  Manager and Treasurer


                                      CBM JOINT VENTURE LLC
                                      By: Rockledge Hotel Properties, Inc.


                                          By: /s/ W. Edward Walter
                                             ----------------------------------
                                              Name: W. Edward Walter
                                              Title: Vice President


                                      By: MI CBM Investor LLC


                                          By: /s/ Carolyn B. Handlon
                                             ----------------------------------
                                              Name: Carolyn B. Handlon
                                              Title: Manager and Treasurer


                                      MARRIOTT INTERNATIONAL, INC.


                                      By: /s/ Carolyn B. Handlon
                                         -------------------------------------
                                          Name: Carolyn B. Handlon
                                          Title: Vice President and Treasurer

                                    MI CBM INVESTOR LLC


                                    By:      /s/ Carolyn B. Handlon
                                       --------------------------------------
                                          Name: Carolyn B. Handlon
                                          Title: Manager and Treasurer


                                    ROCKLEDGE HOTEL PROPERTIES, INC.


                                    By:      /s/ W. Edward Walter
                                       ---------------------------------------
                                         Name: W. Edward Walter
                                         Title: Vice President


                                    HOST MARRIOTT CORPORATION


                                    By:  /s/ W. Edward Walter
                                       ---------------------------------
                                         Name: W. Edward Walter
                                         Title: Executive Vice President


                                    HOST MARRIOTT, L.P.
                                    By:  Host Marriott Corporation

                                         By:  /s/ W. Edward Walter
                                            ----------------------------------
                                              Name: W. Edward Walter
                                              Title: Executive Vice President


                                    COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP
                                    By: CBM Two LLC


                                         By:  /s/ Donald D. Olinger
                                            ----------------------------------
                                              Name: Donald D. Olinger
                                              Title: Vice President

                                  EXHIBIT INDEX

(a)(11)       Joint Press Release issued on October 17, 2000.